July 30, 2018

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	Princeton Private Investment Fund (the “Fund”)

File No. 811-23000

Ladies and Gentlemen:

On behalf of the Fund, we hereby electronically file Amendment No. 9 to the Fund’s Registration Statement (the “Amendment”) on Form N-2. The main purpose of the filing is to update the financial statements and provide other updated information regarding the Fund.

If you have any questions concerning this filing, please contact Cassandra Borchers at (513) 352-6632 or Craig Foster (614) 469-3280.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP